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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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
     SPECIALTY EQUIPMENT COMPANIES, INC.              SPECIALTY EQUIPMENT COMPANIES, INC.
          (Name of Subject Company)                   (Names of Person Filing Statement)

   COMMON STOCK, PAR VALUE $0.01 PER SHARE                         847497203
       (Title of Class of Securities)                (CUSIP Number of Class of Securities)

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                             JEFFREY P. RHODENBAUGH
                     President and Chief Executive Officer
                      Specialty Equipment Companies, Inc.
                      1245 Corporate Boulevard, Suite 401
                             Aurora, Illinois 60504
                                 (630) 585-5111

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Person filing Statement)

                             ----------------------

                                With a copy to:

                              ANDREW L. WEIL, ESQ.
                         Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                            Chicago, Illinois 60606
                                 (312) 876-8000

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                                                    EXHIBIT 99.2


Contact: Matt Chadderdon/Carrier
        (860) 674-3130

                                                           FOR IMMEDIATE RELEASE
         Peter Murphy/UTC                                  www.utc.com
        (860) 728-7977


   United Technologies Corp. To Purchase Specialty Equipment Companies, Inc.
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     HARTFORD, Conn., Oct. 16, 2000 - United Technologies Corp. (NYSE:UTX)
today announced the signing of an agreement to purchase Aurora, Ill.-based Specialty Equipment Companies, Inc. (NYSE:SEC) for $30.50 per share in cash.

     Upon completion of the purchase, Specialty Equipment Companies, Inc. will be integrated into UTC's Carrier Corp.

     "This outstanding combination will extend Carrier's customer based and product line and will strengthen its already good relationships with preeminent global food service and beverage companies," said Carrier Corp. President Jon Ayers. "Specialty's family of well respected brands fits well with Carrier's technology leadership and extensive global reach."

     Specialty, which had fiscal year 2000 sales of $502 million and earnings from operations of $72 million, designs, manufactures and markets a broad array of refrigeration equipment, soft serve ice cream and frozen dessert dispensers, as well as commercial cooking and holding equipment. Its products are sold to major fast food restaurant and convenience store chains, specialty chains, soft drink bottlers, breweries and institutional food service operators around the world. Each of the businesses is one of the leading producers in their businesses.

                                     (more)


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     Specialty's products are sold under brand names including Beverage-Air,
Taylor, Wells, and Bloomfield.

     "We are very excited about the future prospects this transaction presents to Specialty Equipment," said Jeff Rhodenbaugh, chief executive officer of Specialty Equipment. "Carrier will provide the opportunity for Specialty's businesses to forge even stronger relationships with its customers worldwide. Carrier's size and stature will also give our employees expanded opportunities for growth."

     UTC will commence a tender offer for all of the outstanding shares of common stock of Specialty Equipment Companies, Inc. no later than October 23, 2000. It will pay a purchase price of approximately $600 million in cash for all of the outstanding shares of Specialty Equipment Companies, Inc. and will assume approximately $100 million in debt.

     The directors of Specialty Equipment are unanimously recommending that all Specialty Equipment shareholders accept UTC's offer. The transaction is subject to receipt of regulatory approvals and the valid tender of a majority of Specialty Equipment shares, as well as other customary conditions.

     Specialty Equipment's largest shareholder and certain of its related parties, holding approximately 40 percent of Specialty Equipment shares, have agreed to tender their shares and support the transaction.

     Carrier Corp. is a subsidiary of United Technologies Corp., a provider of a board range of high technology products and support services to the aerospace and building systems industries.

                                     (more)
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     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Specialty Equipment Companies, Inc. At the time United Technologies Corporation commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and Specialty Equipment Companies, Inc. will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFERING DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Specialty Equipment Companies, Inc., at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available for free at the Commission's Website at www.sec.gov.

     This release contains forward-looking statements as defined under securities laws, including statements about the completion and benefits of the transaction. Such forward-looking statements involve risks and uncertainties including those inherent in completing a tender offer and capitalizing on the benefits of the transaction.

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